CONSENT OF AUTHOR

TO:	British Columbia Securities Commission
Toronto Stock Exchange

I, William J. Crowl, do hereby consent to the filing of the written disclosure of the technical report titled NI 43-101 Technical Report on the Mineral Resources of the Pinson Mine, Humboldt County, Nevada, dated March 16, 2012 (the “Technical Report”) and any extracts from or a summary of the Technical Report in the Press Release dated February 6, 2012 by Atna Resources, Ltd., and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Press Release dated February 6, 2012 by Atna Resources, Ltd. contains any misrepresentation of the information contained in the Technical Report.

Dated this 19th Day of March, 2012.

/S/ William J. Crowl	Mining and Metallurgical Society of America
William J. Crowl	No. 01412QP
Vice President, Gustavson Associates, LLC

5757 Central Ave Suite D Boulder, CO 80301 USA +1 (303) 443-2209 FAX +1 (303) 443-3156

Mining Office: 274 Union Boulevard Suite 450 Lakewood, CO 80228 USA +1 (720) 407-4062 FAX +1 (720) 407-4067

http://www.gustavson.com       gustavson@gustavson.com

CONSENT OF AUTHOR

TO:	British Columbia Securities Commission
Toronto Stock Exchange

I, Donald E. Hulse, do hereby consent to the filing of the written disclosure of the technical report titled NI 43-101 Technical Report on the Mineral Resources of the Pinson Mine, Humboldt County, Nevada, dated March 16, 2012 (the “Technical Report”) and any extracts from or a summary of the Technical Report in the Press Release dated February 6, 2012 by Atna Resources, Ltd., and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Press Release dated February 3, 2012 by Atna Resources, Ltd. contains any misrepresentation of the information contained in the Technical Report.

Dated this 19th Day of March, 2012.

/S/ Donald E. Hulse	Colorado State Professional Engineer
Donald E. Hulse	No. 35269
Vice President, Gustavson Associates, LLC

5757 Central Ave Suite D Boulder, CO 80301 USA +1 (303) 443-2209 FAX +1 (303) 443-3156

Mining Office: 274 Union Boulevard Suite 450 Lakewood, CO 80228 USA +1 (720) 407-4062 FAX +1 (720) 407-4067

http://www.gustavson.com       gustavson@gustavson.com

Atna Resources, Ltd.	Certificate of Author Forms
Pinson Project	NI 43-101 Technical Report on Mineral Resources

CERTIFICATE OF AUTHOR FORMS

William J Crowl, R.G.

Vice President, Mining

Gustavson Associates, LLC

274 Union Blvd, Suite 450

Lakewood, Colorado 80228

Telephone: 720-407-4062

Facsimile: 720-407-4067

Email: wcrowl@gustavson.com

CERTIFICATE of AUTHOR

I, William J. Crowl do hereby certify that:

1.	I am currently employed as Vice President, Mining by Gustavson Associates, LLC at:

   274 Union Boulevard

   Suite 450

   Lakewood, Colorado 80228

2.	I am a graduate of the University of Southern California with a Bachelor of Arts in Earth Science (1968), and a MSc. In Economic Geology from the University of Arizona in 1979, and have practiced my profession continuously since 1973.

3.	I am a registered Professional Geologist in the State of Oregon (G573) and am a member in good standing of the Society of Economic Geologists I am a Qualified Professional according to the Mining and Metallurgical Society of America (01412QP).

4.	I have worked as a geologist for a total of 40 years since my graduation from university; as a graduate student, as an employee of a major mining company, a major engineering company, and as a consulting geologist. I was involved in the start-up of the DeLamar Silver Mine as Ore Control Manager and Chief Geologist, I managed the Mineral Evaluation group at Homestake Mining Co., and have worked as a geological consultant for Fluor Daniel, SRK Consulting and Gustavson Associates, evaluating over 40 gold projects including both surface and underground.

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I am responsible for Sections 6-10, 17 and 18 of the technical report titled “NI 43-101 Technical Report on the Mineral Resources of the Pinson Mine, Humboldt County, Nevada,” March 16, 2012, with an effective date of February 6, 2012 (the “Technical Report”). I have not visited the property

7.	I have not had prior involvement with the Pinson Project that is the subject of this Technical Report.

8.	I am independent of the issuer applying all the tests in section 1.5 of National Instrument 43-101.

March 16, 2012

i

Atna Resources, Ltd.	Certificate of Author Forms
Pinson Project	NI 43-101 Technical Report on Mineral Resources

9.	I have read National Instrument 43-101 and Form 43-101, and the Technical Report has been prepared in compliance with that instrument and form.

10.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report .

11.	As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading..

Dated this 16th day of March, 2012.

/S/ William J. Crowl
Signature of Qualified Person

William J. Crowl
Print name of Qualified Person

March 16, 2012

ii

Atna Resources, Ltd.	Certificate of Author Forms
Pinson Project	NI 43-101 Technical Report on Mineral Resources

Donald E. Hulse, P.E.

Principal Mining Engineer

Gustavson Associates, LLC

274 Union Blvd, Suite 450

Lakewood, Colorado 80228

Telephone: 720-407-4062

Facsimile: 720-407-4067

Email: dhulse@gustavson.com

CERTIFICATE of AUTHOR

I, Donald E. Hulse do hereby certify that:

1.	I am currently employed as Vice President, Mining by Gustavson Associates, LLC at:

274 Union Boulevard
Suite 450
Lakewood, Colorado 80228

2.	I am a graduate of the Colorado School of Mines with a Master of Science in Mining Engineering (1982), and have practiced my profession continuously since 1983.

3.	I am a registered Professional Engineer in the State of Colorado (35269) as well as a Registered Member of the Society of Mining Metallurgy and Exploration.

4.	I have worked as a mining engineer for a total of 29 years since my graduation from university; as an employee of a major mining company, a major engineering company and as a consulting engineer. I have performed resource estimation and mine planning on over 30 gold deposits for over 10 mining companies in three countries working as a consultant as well as an engineer or engineering manager for the projects.

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43- 101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I am responsible Sections 1-5 and 11-19 of the technical report titled “NI 43-101 Technical Report on the Mineral Resources of the Pinson Mine, Humboldt County, Nevada,” dated March 16, 2012, with an effective date of February 6, 2012 (the “Technical Report”). I personally visited the subject property in September 28, 2010 for one day.

7.	I have had prior involvement with the Pinson Project that is the subject of this Technical Report. I have worked on an evaluation of the subject property in 2010.

8.	I am independent of the issuer applying all the tests in section 1.5 of National Instrument 43-101.

9.	I have read National Instrument 43-101 and Form 43-101, and the Technical Report has been prepared in compliance with that instrument and form.

10.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

March 16, 2012

iii

Atna Resources, Ltd.	Certificate of Author Forms
Pinson Project	NI 43-101 Technical Report on Mineral Resources

11	As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading..

Dated this 16th day of March, 2012.

/S/ Donald E. Hulse
Signature of Qualified Person

Donald E. Hulse
Print name of Qualified Person

March 16, 2012

iv